PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY, NEW JERSEY

PARTICIPATION RATE WITH CAP INDEX STRATEGY ENDORSEMENT

ANNUITY NUMBER: [001-00001] EFFECTIVE DATE: [Contract Issue Date]

This Endorsement is made part of your Annuity and describes the Participation Rate with Cap Index Strategy. The Indices and values provided on the Index Strategies Specifications Schedule for this Index Strategy are applicable to your Annuity on the Effective Date. Other Buffers, Indices, and Index Strategy Terms may be available and may vary in the future. If the Initial Index Strategy Base on the Index Strategies Specifications Schedule for this Index Strategy is equal to $0.00, there is no allocation to that Index Strategy as of the Effective Date. We are providing this Endorsement to help describe the Participation Rate with Cap Index Strategy in the event you wish to allocate funds to this type of Index Strategy in the future as described in your Annuity, and so long as this Index Strategy is still available. There are no explicit charges for allocations to the Participation Rate with Cap Index Strategy.

For the purposes of this Endorsement, the following definitions apply:

Cap Rate: The Cap Rate limits the amount of Index Credit that may be credited to the Index Strategy Base on any Index Strategy End Date after the application of the Participation Rate. The Cap Rate will vary by Index, Index Strategy Term and Buffer. The initial Cap Rate for this Index Strategy is shown on the Index Strategies Specifications Schedule and is applicable for the Index Strategy Term as of the Effective Date.

Participation Rate: The Participation Rate is the percentage of an Index increase that will be used in calculating the Index Credit to the Index Strategy Base at the end of an Index Strategy Term, subject to the Cap Rate. The Participation Rate will vary by Index, Index Strategy Term and Buffer. The initial Participation Rates for this Index Strategy are shown on the Index Strategies Specifications Schedule and are applicable for the Index Strategy Term as of the Effective Date.

Buffer: The Buffer limits the amount of negative Index Credit that may be applied to the Index Strategy Base on any Index Strategy End Date. The Buffer will vary by Index and Index Strategy Term. The Buffer for this Index Strategy is shown on the Index Strategies Specifications Schedule.

Index Credit: On each Index Strategy End Date, we will calculate the Index Credit, if any, to be credited to the Index Strategy Base. The Index Credit is calculated by multiplying the Participation Rate by the percentage change in the Index, known as the Index Return up to the Cap Rate. The Index Return is determined by (A - B) / B, where:

A = the Index Value on the Index Strategy End Date

B = the Index Value on the Index Strategy Start Date

If the Index Return on the Index Strategy End Date is positive, the Index Credit is equal to the Participation Rate multiplied by the Index Return subject to the Cap Rate.

If the Index Return on the Index Strategy End Date is zero or negative but within the Buffer, the Index Credit is zero. Otherwise, if the Index Return is negative, the Index Credit is equal to the Index Return plus the Buffer.

Subsequent Index Strategy Terms: We will declare Participation and Cap Rates for each subsequent Index Strategy Term. The new Participation and Cap Rates may be higher or lower than the initial Participation and Cap Rates but will never be lower than the Guaranteed Minimum Participation Rate and Guaranteed Minimum Cap Rate.

Participation Rate with Cap Index Strategy Interim Value

When you take a Partial Withdrawal, Surrender your Annuity, or annuitize your Annuity between Index Strategy Start and End Dates, we will use an Interim Value to determine the value of your Index Strategy on

the Valuation Day of the transaction. The Interim Value may also be used in the event we pay a death claim to your beneficiaries during an Index Strategy Term.

The Interim Value for the Participation Rate with Cap Index Strategy is equal to the sum of (1) and (2), where:

(1) Is the fair value of the Index Strategy Base on the Valuation Day the Interim Value is calculated. It is determined as (A – B) multiplied by $[(1 + C) \text{ divided by } (1 + D)]^{E}$, where:

A. The Index Strategy Base on the Valuation Day the Interim Value is calculated;
B. The fair value of the replicating portfolio of options under initial market conditions, with linear interpolation to the end of the Index Strategy Term when the value becomes zero;
C. The Market Value Index Rate on the Index Strategy Start Date;
D. The Market Value Index Rate on the Valuation Day the Interim Value is calculated; and
E. The total days remaining in the Index Strategy Term divided by 365.

(2) Is the fair value of the replicating portfolio of options

The replicating portfolio of options is designed to replicate the performance of the Index Strategy at the end of the Index Strategy Term. The replicating portfolio of options is equal to the (Participation Rate multiplied by (AMC (At-the-Money Call Option) minus OMC (Out-of-the-Money Call Option))) minus an OMP (Out-of-the-Money Put Option).

The fair value of the Index Strategy Base is meant to represent the market value of the assets, other than derivative assets, supporting each Index Strategy. It includes a market adjustment that reflects movements in the interest rates and credit spreads. The Market Value Index Rate will apply on a uniform basis for a class of contract owners in the same Index Strategy and will be administered in a non-discriminatory manner.

The Market Value Index Rate is specified on the Index Strategies Specification Schedule. The change in the Market Value Index Rate is measured over the remaining Index Strategy Term as follows: The value is projected to the Index Strategy End Date by the Market Value Index Rate at the Index Strategy Start Date and then discounted back to the current Valuation Day using the Market Value Index Rate as of the current Valuation Day.

If the Market Value Index Rate is not published for a particular day, then we will use the rate on the next day it is published. If the Market Value Index Rate is no longer published, or is discontinued, then we may substitute another suitable method for determining this component of the Interim Value subject to the approval of the Superintendent.

The fair value of the replicating portfolio of options is designated by us and is used to estimate the market value of the possibility of gain or loss on the Index Strategy End Date. The value may be positive or negative.

Signed for the Company and made a part of the Contract as of the Effective Date.

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

Amy M. Wottman

[______________________________]
[Secretary]